Filed by Taboola.com Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ION Acquisition Corp 1 Ltd.
Commission File No. 001-39581
Date: April 19, 2021

Taboola Announces Selected Preliminary First Quarter 2021 Results

New York, NY, April 19, 2021 -- Taboola, a global leader in powering recommendations for the open web, helping people discover things they may like, today announced selected preliminary results for the quarter ended March 31, 2021.

Adam Singolda, Taboola’s Founder and CEO, commented, “The first quarter has been an exciting period for Taboola: we announced our intention to merge with ION Acquisition Corp. 1 Ltd. (NYSE:IACA), which is proceeding on schedule; and we continued to see strong performance in our core business that powers recommendations across the open web.  While Q1 has historically been a seasonally slower period for the industry, our performance was stronger than anticipated. Additionally, we have continued to focus on pursuing our growth initiatives and recently announced a new high impact placement initiative developed for brand marketers and agencies to help drive brand awareness. I could not be more excited to embark on our new journey as a public company; we are looking forward to completing our transaction in the second quarter of 2021 and capitalizing on our momentum to further strengthen our position in the $64 billion Open Web market.”

For the first quarter of 2021, the Company currently expects:

●	Revenues in the range of $300 million to $303 million, versus the prior projection of $286 million.
●	Gross Profit in the range of $87 million to $90 million, versus the prior projection of $78 million.
●	ex-TAC Revenues in the range of $104 million to $107 million, versus the prior projection of $95 million.

Taboola’s selected preliminary results for the first quarter of 2021 reflects strength in its existing publisher business driven by improved network yield relative to historic seasonal expectations.

As Taboola has not yet closed its books for the first quarter of 2021, these preliminary results are based on the most current information available to management and are subject to change. Taboola expects to release its first quarter 2021 results and update its guidance in mid-May.

*About Non-GAAP Financial Information

This press release includes preliminary ex-TAC Revenues, which is a non-GAAP financial measure. This non-GAAP preliminary financial measure is not a measure of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, this measure should not be considered in isolation or as an alternative to revenues, gross profit, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of this measure may not be comparable to similarly-titled measures used by other companies.

The Company believes non-GAAP financial measures provide useful information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these  measures provides an additional tool for investors to use in evaluating  operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP preliminary financial measures are subject to inherent limitations because they are forward-looking and not historical facts and because they reflect the exercise of judgments by management about which items are excluded or included in calculating them. Please refer to footnotes where presented on each page of this press release or to the appendix at the end of this press release for a reconciliation of preliminary  ex-TAC Revenues to Gross Profit, which the Company believes is the most directly comparable measure in accordance with GAAP.

Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). For example, preliminary Revenues, Gross Profit, and ex-TAC Revenues, and the expected timing of first quarter 2021 results and updating guidance, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction involving the Company and ION (such transaction, the “Business Combination”); the outcome of any legal proceedings that may be instituted against ION or the Company, the combined company or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of ION or the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus relating to its initial public offering dated October 1, 2020 and in subsequent filings with the Securities and Exchange Commission (“SEC”), including the proxy statement relating to the Business Combination expected to be filed by ION.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. Neither ION nor the Company undertakes any duty to update these forward-looking statements except as may be required by law.

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like. The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, NBC News, Business Insider, The Independent and El Mundo. More than 13,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. The company has offices in 18 cities worldwide, including New York and Tel Aviv.

Taboola is going public via a merger with ION Acquisition Corp. 1 Ltd. (NYSE: IACA), a publicly traded special purpose acquisition company, or SPAC. For more information visit: https://www.taboola.com/press-release/taboola-goes-public.

Learn more at www.taboola.com and follow @taboola on Twitter.

Investor Contact:	Press Contact:

Jennifer Horsley	Ran Gishri

investors@taboola.com	press@taboola.com

APPENDIX: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP PRELIMINARY FINANCIAL
MEASURES FOR Q1 2021

(Unaudited)

The following table provides a reconciliation of preliminary Gross Profit to preliminary ex-TAC Revenues.

Q1 2021
(dollars in millions)
Revenues	$300 - 303
Traffic acquisition cost	$(193 - 199)
Other Cost of Revenues	$(16 - 17)
Gross Profit	$87 - 90
Add Back: Other Cost of Revenues	$16 - 17
ex-TAC Revenues	$104 - 107